AURELIO RESOURCE CORPORATION

12345 W. Alameda Pkwy, Suite 202

Lakewood, CO 80228

Tel: 303-795-3030

August 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mark A Wojciechowski

SENT VIA EDGAR

SEC File No 0-50931

Dear Sirs:

In response to the comments contained in the staff’s comment letter to Aurelio Resource Corporation (the “Company”) dated August 7, 2008, we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the staff’s comment letter.

On behalf of Aurelio Resource Corporation, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Responses to staff comments are as follows:

General

1.	An explanatory note will be added to the inside front cover for each planned amended filings as follows:

Form 10-KSB/A for the year ended December 31, 2007:

EXPLANATORY NOTE

Aurelio Resource Corporation (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) on Form 10-KSB/A to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 2, 2008 on Form 10-KSB (the “Form 10-KSB”), for the purpose of correcting its method of accounting for acquisition costs of unpatented mining claims, including the costs of certain unpatented mining claims that were acquired from ARI in August 2006 (Refer to Note 3 – Significant Accounting Policies and to Note 8 – Business Acquisitions in Notes to Consolidated Financial Statements contained herein under Item 7 – Financial Statements). The Company has determined that such property acquisition costs are capitalizable and should be included in assets as Mining Claims. This change in accounting is a result of the misapplication of previous GAAP. As a result of this change in policy, the comparative financial statements for 2007 and 2006 have been adjusted to apply the new accounting policy retrospectively.

In response to various comments made by the staff of the Commission, the Company has also updated certain other information contained in Description of Properties – Item1 of Part 1, Notes to Consolidated Financial Statements – Item 7 of Part 1, Managements Discussion and Analysis Item 6 of Part 1.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (“Rule 12b-15”), the complete text of Form 10-KSB/A as amended, is set forth herein.

Form 10-Q/A for the quarter ended March 31, 2008:

EXPLANATORY NOTE

Aurelio Resource Corporation (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) on Form 10-Q/A to its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2008, originally filed with the United States Securities and Exchange Commission (the “Commission”) on May 20, 2008 (the “Form 10-QSB”), for the following purposes:

•	The Company inadvertently filed is quarterly report as of March 31, 2008 on Form 10-QSB when such quarterly report should have filed on Form 10-Q.

•

As noted in Note 5 – Long-term Debt and Debenture Payable of Notes to Consolidated Financial Statements included in Part 1, the Company has corrected an error in the calculation of the beneficial conversion feature of Debentures Payable issued in February 2008.

•

As discussed in Note 1 Basis of Presentation - Change in Method of Accounting For Acquisition Cost of Unpatented Mining Claims, the Company has corrected its method of accounting for acquisition costs of unpatented mining claims, including the costs of certain unpatented mining claims that were acquired from ARI in August 2006. The Company has determined that such property acquisition costs are capitalizable and should be included in assets as Mining Claims. This change in accounting is a result of the misapplication of previous GAAP. As a result of this change in policy, the comparative financial statements for 2007 have been adjusted to apply the new accounting policy retrospectively.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (“Rule 12b-15”), the complete text of Form 10-Q/A as amended, is set forth herein.

2.	On August 8, 2008, Mr. Robert Gilmore of Aurelio Resources Corporation and Mr. Mark Wojciechowski of the staff spoke by way of telephone as requested. Mr. Gilmore was advised that the staff would not object if the Company limited its amended filings to its Form 10-KSB/A for the year ended December 31, 2007 and to its Form 10-Q/A for the quarter ended March 31, 2008. The Company has concluded that due to the passage of time, the fact that 2006 was a transitional year and that the two amended filings would contain all material corrections, changes and full and complete disclosure, the two amended filings are sufficient to fulfill the Company’s reporting obligations. Accordingly, the Company will limit its amended filings to these two documents.

3.	The Company has filed by way of the EDGAR its Form 8-K regarding Item 4.02 Non-Reliance of Previously Filed Financial Information on August 11, 2008.

4.	On August 11, 2008, the Company has filed by way of EDGAR its responses to the staff’s comment letter dated July 28, 2008 regarding engineering and other technical information. The proposed changes to the Company’s disclosures as set forth in Attachment A in our response letter dated August 11, 2008 have been incorporated into Form 10-KSB/A.

Form 10-KSB for the Fiscal period Ended December 31, 2007

5.	The Company’s Independent Auditors have revised their audit opinion contained in Form 10-KSB/A to cover the full years ended December 31, 2007 and 2006 as well as from Inception through December 31, 2007.

6.	The Company’s Independent Auditors have revised their audit opinion contained in Form 10-KSB/A such that it is now dual dated reflecting their concurrence with the restated financial statements for each of the years ended December 31, 2007 and 2006, for the period from Inception through December 31, 2007 and Note 3 – Significant Accounting Policies and Note 8 – Business Acquisitions to Consolidated Financial Statements related thereto.

Financial Statements – General

7.	Error correction disclosures have been added to the Company’s amended filings as follows:

Form 10-KSB/A for the year ended December 31, 2007:

Change in Method of Accounting For Acquisition Cost of Unpatented Mining Claims

On June 28, 2008, the Company changed its method of accounting for acquisition costs of unpatented mining claims, including the costs of certain unpatented mining claims that were acquired from ARI in August 2006. The Company has determined that such property acquisition costs are capitalizable and should be included in assets as Mining Claims. This change in accounting is a result of the misapplication of previous GAAP.

In reviewing the purchase price allocation to the mining claims acquired from ARI in August 2006, the Company determined that $601,686 of such costs should be attributed to said unpatented mining claims as at August 17, 2006, the date of the closing. The consideration paid to ARI was common stock of the Company. Accordingly, the reciprocal adjustment to correct the cost of unpatented mining claims is to increase additional paid-in capital.

The following financial statement line items for the years ended as of December 31, 2007 and 2006 as well as from inception through December 31, 2007 that were effected by this change in accounting policy are shown below. It should be noted that results of operations were not affected by this change.

	Dec 31, 2007 $	Dec 31, 2006 $	From Inception through Dec 31, 2007 $
Consolidated Balance Sheets:
Assets
Mineral Claims
After adjustment	1,955,300	1,805,300
As reported previously	1,353,614	1,203,614

Effect of Change	601,686	601,686

Stockholders Equity (Deficit)
Additional Paid-in Capital
After adjustment	4,595,707	2,281,763
As reported previously	3,994,021	1,680,077

Effect of Change	601,686	601,686

Consolidated Statements of Stockholders’ Equity
Common Stock Issued for Acquisition of Subsidiaries
After adjustment	—	450,000
As reported previously	—	(151,686)

Effect of Change	—	601,686

Consolidated Statements of Cash Flows
Schedule Of Non-Cash Investing And Financing Activities
Acquisition of Aurelio Resources, Inc.
After adjustment	—	450,000	450,000
As reported previously	—	(151,686)	(151,686)

Effect of Change	—	601,686	601,686

Supplemental Disclosures
Mineral Properties
After adjustment	—	1,805,300	1,955,300
As reported previously	—	1,203,614	1,353,614

Effect of Change	—	601,686	601,686

The following financial statement line items for each of the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 that were affected by this change in accounting policy are shown below:

	Mar 31, 2007 $	Jun 30, 2007 $	Sep 30, 2007 $
Consolidated Balance Sheets:
Assets
Mineral Claims
After adjustment	1,805,300	1,830,300	1,930,300
As reported previously	1,203,614	1,228,614	1,328,614

Effect of Change	601,686	601,686	601,868

Stockholders Equity (Deficit)
Additional Paid-in Capital
After adjustment	2,646,009	4,261,931	4,261,931
As reported previously	2,044,323	3,660,246	3,660,246

Effect of Change	601,686	601,686	601,868

The following affected financial statement line items pertain only to the period from inception through the end of each respective quarter:

Consolidated Statements of Cash Flows
Schedule Of Non-Cash Investing And Financing Activities
Acquisition of Aurelio Resources, Inc.
After adjustment	450,000	450,000	450,000
As reported previously	(151,686)	(151,686)	(151,686)

Effect of Change	601,686	601,686	601,686

Supplemental Disclosures
Mineral Properties
After adjustment	1,805,300	1,830,300	1,930,300
As reported previously	1,203,614	1,228,614	1,328,614

Effect of Change	601,686	601,686	601,868

Form 10-Q/A for the quarter ended March 31, 2008:

The following information has been added to Note 1 Basis of Presentation. Also we refer the staff to our response to comment 10 below.

Correction of Accounting Errors

a.	Change in Method of Accounting For Acquisition Cost of Unpatented Mining Claims

On June 28, 2008, the Company changed its method of accounting for acquisition costs of unpatented mining claims, including the costs of certain unpatented mining claims that were acquired from ARI in August 2006. The Company has determined that such property acquisition costs are capitalizable and should be included in assets as Mining Claims. This change in accounting is a result of the misapplication of previous GAAP.

In reviewing the purchase price allocation to the mining claims acquired from ARI in August 2006, the Company determined that $601,686 of such costs should be attributed to said unpatented mining claims as at August 17, 2006, the date of the closing. The consideration paid to ARI was common stock of the Company. Accordingly, the reciprocal adjustment to correct the cost of unpatented mining claims is to increase additional paid-in capital.

As a result of this change in policy, the comparative balance sheets as of December 31, 2007 and as of March 31, 2008 will be restated to apply the new accounting policy retrospectively.

b.	Correction to Cost of Beneficial Conversion Feature

The Company has restated its financial statements for the three months ended March 31, 2008 as a result of a calculation error in accounting for the beneficial conversion feature attributable to the debentures. Refer to Note 5.

The following financial statement line items for the quarter ended March 31, 2008 and for the year ended as of December 31, 2007 that were effected by these accounting errors are shown below:

	After Giving Effect to the Correction of Errors	As Reported Previously	Effect of the Adjustment
Consolidated Statement of Operations, for the three months ended March 31, 2008
Interest expense	$407,933	$1,457,969	$(1,050,036)
Net loss	(617,372)	(1,667,408)	$1,050,036
Comprehensive loss	(617,718)	(1,667,754)	$1,050,036
Net loss per share	(0.02)	(0.05)	0.03
Consolidated Balance Sheet, as of March 31, 2008
Mineral Claims	2,000,300	1,398,614	601.686
Additional paid-in capital	7,131,819	7,580,266	(448,350)
Defiicit accumulated during the exploration stage	(5,066,635)	(6,116,671)	1,050,036
Consolidated Balance Sheet, as of December 31, 2007
Mineral Claims	1,955,300	1,353,614	601,686
Additional paid-in capital	4,595,707	3,994,021	601,686

8.	Consolidated Statements of Stockholders Equity

Consolidated statements of stockholders equity as set forth in Form 10-KSB/A for the year ended December 31, 2007 and Form 10-Q/A for the quarterly period ended March 31, 2008 have been corrected to include inception to date financial information as required by SFAS 7.

9.	Note 9 Property Acquisitions

The typo correction brought to our attention by the staff has been made.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

10.	Note 5 Long-Term Debt and Debenture Payable

The following language has been added to this Note to set forth the disclosures regarding correction of the accounting error. We also refer to staff to our response to comment 7 above:

The Company has restated its financial statements for the three months ended March 31, 2008 as a result of a calculation error in accounting for the beneficial conversion feature attributable to the debentures. Refer to Note 1.

11.	Internal Controls Over Financial Reporting

The language in Item 4 Controls and Procedures in Form 10-Q/A for the quarterly period ended March 31, 2008 has been amended to now read as follows:

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation Of Disclosure Controls And Procedures

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, as amended (“Exchange Act”), Rules 13a-15(e) and 15d-15(e)) under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our acting Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Company’s internal controls over financial reporting for 2008, the Company’s Chief Executive Officer and acting Chief Financial Officer determined that there was one significant change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. This change related to a single control deficiency that was identified during the first quarter of 2007 related to the Company’s recognition of the beneficial conversion feature of convertible debentures issued in February 2008. Management believes that the additional controls it implemented during subsequent to March 2008 have removed the control deficiency, and its controls over financial reporting are now effective.

Respectfully submitted,

/s/ Robert Gilmore
Robert Gilmore
Financial Advisor